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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2013
☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to .

Commission File No. 00-30747

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:

PacWest Bancorp 401(k) Plan

PacWest Bancorp
130 S. State College Blvd, Brea, CA 92821

B.	NAME OF THE ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

PacWest Bancorp
10250 Constellation Blvd, Suite 1640
Los Angeles, California 90067

PacWest Bancorp 401(k) Plan
Form 11-K
December 31, 2013
Index

        All other schedules are omitted because they are not required or applicable pursuant to the Employee Retirement Income Security Act of 1974 and Department of Labor regulations.

Report of Independent Registered Public Accounting Firm

The 401(k) Plan Committee
PacWest Bancorp 401(k) Plan

        We have audited the accompanying statements of net assets available for benefits of PacWest Bancorp 401(k) Plan (the "Plan") as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

        Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act 1974. This supplemental schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Squar, Milner, Peterson, Miranda & Williamson, LLP

San Diego, California
June 30, 2014

PacWest Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31,
	2013	2012
Investments at fair value:
Retirement Money Market Portfolio	$4,013,458	$3,593,283
Mutual funds	40,483,025	31,246,483
PacWest Bancorp common stock	4,843,283	2,861,073
Common collective trust fund	920,941	652,849

Total investments at fair value	50,260,707	38,353,688

Receivables:
Notes receivable from participants	1,402,208	1,202,238
Employer contributions	1,303,876	1,138,647
Participant contributions	150,270	130,004

Total receivables	2,856,354	2,470,889

Net assets available for benefits, at fair value	53,117,061	40,824,577
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 2)	(7,319)	(18,399)

Net assets available for benefits	$53,109,742	$40,806,178

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2013

Additions:
Investment income:
Net appreciation in fair value of investments	$7,393,065
Interest and dividends	1,886,601

Total investment income	9,279,666

Contributions:
Participants	7,095,424
Employer	1,302,854

Total contributions	8,398,278

Total additions	17,677,944

Deductions:
Benefits paid to participants	5,339,984
Deemed distribution of loans	16,012
Administrative expenses	18,384

Total deductions	5,374,380

Increase in net assets available for benefits	12,303,564
Net assets available for benefits:
Beginning of the year	40,806,178

End of the year	$53,109,742

See Accompanying Notes to Financial Statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements

December 31, 2013 and 2012

(1) Description of the Plan

        The following description of the PacWest Bancorp 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan's provisions.

  (a)    General

        The Plan is a defined contribution plan which provides retirement benefits for eligible employees of PacWest Bancorp and its subsidiaries (the "Company") that have agreed to participate in the Plan. The Plan is administered by PacWest Bancorp (the "Sponsoring Employer") who acts by and through its administrative committee, the 401(k) Plan Committee. The 401(k) Plan Committee is presently comprised of seven officers of Pacific Western Bank, a subsidiary of the Sponsoring Employer. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The trustee for the Plan is Fidelity Management Trust Company ("Trustee").

  (b)    Contributions

        Employees of the Company who are at least 21 years of age are eligible to participate in the Plan beginning the first day of the month following their hire date. Participants can contribute, under a salary reduction agreement, up to 60% of their eligible compensation, as defined, but not to exceed the dollar amount allowed by law, which was $17,500 for 2013 and $17,000 for 2012. The Company's Board of Directors determines the Company's discretionary matching contribution on an annual basis. For the 2013 plan year, the matching contribution was determined to be a maximum amount of 50% of the first 6% of covered compensation. Participants may also contribute amounts representing distributions (rollovers) from other tax favored plans, and participants age 50 and over may make unmatched "catch-up" contributions up to $5,500 in accordance with Internal Revenue Code ("IRC") regulations and limitations.

        Participants direct the investment of their contributions into various investment options offered by the Plan. Company matching contributions are invested at the participant's discretion in the same manner as the salary reduction contributions.

  (c)    Participant Accounts

        Each participant account is credited with the participant's contributions, allocations of the Company's matching contribution and profit sharing contribution (if any), and earnings or losses. Earnings of the various funds are allocated to the participant balances according to the ratio that a participant's account balance or shares held in a given fund bears to the total of all account balances or shares held in the fund.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(1) Description of the Plan (Continued)

  (d)    Vesting

        Participant contributions are immediately fully vested. Participants vest in the Company's matching contribution in accordance with the following schedule:

Years of service	Vested percentage
Less than 1 year	0%
1	20%
2	40%
3	60%
4	80%
5	100%

        All nonvested amounts in a terminated participant's account will be forfeited in accordance with Plan provisions, which allow for forfeited amounts to be utilized to pay Plan expenses or to offset employer contributions. At December 31, 2013 and 2012, the nonvested forfeited amounts totaled $29,152 and $54,549, respectively.

  (e)    Benefit Payments

        A participant may receive a distribution of his or her entire vested accrued benefit only upon the participant's termination of employment. While employed, a participant may receive a distribution of his or her rollover account and employee contribution deferrals for reason of financial hardship, in accordance with Plan provisions.

        For distributions other than due to financial hardship, the method of payment shall be based on the participant's election and may be made in one or a combination of the following methods: a single lump sum; installments (if eligible as defined by the Plan); or direct transfer to an Individual Retirement Account ("IRA") or tax favored plan that accepts the transfer. Distribution shall be made in cash or in-kind, in accordance with the participant's election and Plan provisions.

  (f)    Notes Receivable from Participants

        Participants may borrow from their account a minimum of $1,000 up to the lesser of 50% of the participant's vested account balance or $50,000, reduced by the highest outstanding loan balance in the participant's account during the prior 12-month period. Participants may only have one loan outstanding at a time. Such loans are collateralized by the participant's vested balance in the Plan and bear the prevailing interest rate used by lending institutions for loans made under similar circumstances. Interest rates at December 31, 2013 and 2012 ranged from 3.25% to 6.40% and 4.25% to 6.40%, respectively. The terms of these loans cannot exceed five years, except if the loan is used to purchase the principal residence of the participant, in which case the loan term may be extended for up to a period of 10 years. Principal and interest are paid ratably through participant payroll deductions. If a participant defaults on the loan, it is generally treated as a taxable distribution from the Plan (a "deemed distribution").

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(1) Description of the Plan (Continued)

  (g)    Plan Termination

        Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.

  (h)    Investment Options

        All accounts are invested in accordance with terms of the Plan document and investment options elected by participants. Participants direct the investment of their contributions and Company's matching contributions into various investment options offered by the Plan. Investment options offered by the Plan include money market funds, mutual funds, a common collective trust fund and the Company's common stock. Contributions or transfers into the Company's common stock are limited to no more than 25% of either the future contributions made or total participant account balance.

(2) Significant Accounting Policies

  (a)    Basis of Accounting

        The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP").

        As described in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting—Defined Contribution Pension Plans ("ASC 962"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

        Accordingly, as required by ASC 962, the accompanying statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of fully benefit-responsive investment contracts from fair value to contract value; such adjustment relates entirely to the common collective trust fund, one of the investment options offered by the Plan.

  (b)    Use of Estimates

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets in the statements of net assets available for benefits along with the additions and deductions presented in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

  (c)    Investment Valuation and Income Recognition

        The Plan's investments in the Retirement Money Market Portfolio, mutual funds, and PacWest Bancorp common stock are carried at fair value based on the published market quotations. Fair value is

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(2) Significant Accounting Policies (Continued)

the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

  (d)    Notes Receivable from Participants

        The notes receivable from participants are valued at cost plus any accrued but unapplied interest, which approximates fair value. If a participant ceases to make note repayments and the Plan administrator deems the note to be in default, the participant note balance is reduced and a deemed distribution is recorded.

  (e)    Payment of Participant Benefits

        Participant benefits are recorded when paid.

  (f)    Administrative Expenses

        Administrative expenses of the Plan are paid by the Company, except for loan fees and maintenance fees for ex-employees, which are charged to the applicable participant accounts. The Company is also a party-in-interest and the Trustee charges fees to the participant for processing loan application transactions. See Note (6), Party-in-Interest Transactions, for additional party-in-interest information. The administrative fees paid by the Plan in 2013 totaled $18,384.

  (g)    Risks and Uncertainties

        The Plan provides for various investment options in money market funds, mutual funds, PacWest Bancorp common stock, corporate debt, and government securities. Investment securities are exposed to various risks such as interest rate, market, and credit. Due to the level of uncertainty related to changes in the value of the Plan's investment securities, it is at least reasonably possible that changes in the various risk factors, in the near term, could materially affect participants' account balances and the amounts reported in the financial statements.

  (h)    New Accounting Standards

        There have been no recent accounting pronouncements that are of material significance or have potential material significance to the Plan.

  (i)    Subsequent Events

        Plan management has evaluated events subsequent to December 31, 2013 and through the date that the accompanying financial statements were filed with the Securities and Exchange Commission, for transactions and other events that may require adjustment of and/or disclosure in such financial statements.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(2) Significant Accounting Policies (Continued)

  (j)    Concentration of Credit Risk

        Investment in PacWest Bancorp common stock comprised approximately 9% and 7% of the Plan's investments as of December 31, 2013 and 2012, respectively. Generally, participants may not allocate more than 25% of their contributions into PacWest Bancorp common stock.

(3) Investments

        The following table presents the fair value of individual investments representing 5% or more of the Plan's net assets available for benefits as of December 31, 2013 and 2012:

		December 31,
	Investment	2013	2012
Fidelity	Contrafund	$3,755,198	$2,449,781
Fidelity	Diversified International Fund	2,882,860	2,299,422
Fidelity	Freedom K 2020 Fund	2,693,070	2,115,353
Fidelity	Freedom K 2025 Fund	2,913,752	*
Vanguard	Total Bond Market Index Fund	*	2,990,516
Artisan	Mid Cap Fund	2,954,759	2,131,983
Fidelity	Retirement Money Market Portfolio	4,013,458	3,593,283
PacWest Bancorp	Common stock	4,843,283	2,861,073

*
Investment represents less than 5% of Plan net assets.

        During the year ended December 31, 2013, the Plan's investments (including investments bought, sold and held during the year) appreciated as follows:

Investment	Year Ended December 31, 2013
Mutual funds	$5,373,066
PacWest Bancorp common stock	2,019,999

Net appreciation	$7,393,065

(4) Fair Value Measurements

        Fair value measurements establish a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets or liabilities; Level 2, defined as inputs other than Level 1 that are either directly or indirectly observable such as quoted prices for identical or similar assets or liabilities in markets that are not active; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

        The Plan does not have any Level 3 investments at December 31, 2013 and 2012, and there were no transfers in or out of Level 1 or Level 2 during the year ended December 31, 2013.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(4) Fair Value Measurements (Continued)

        There have been no changes in the fair value methodologies of the Plan's investments at December 31, 2013 and 2012. We have classified these investments in accordance with the fair value hierarchy set forth in ASC 820, Fair Value Measurements.

        The following table presents by level within the fair value hierarchy the Plan's investments at fair value at December 31, 2013.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Retirement Money Market Portfolio	$4,013,458	$—	$—	$4,013,458

Mutual funds:
Blended	13,585,941	—	—	13,585,941
Large cap	13,706,137	—	—	13,706,137
Mid cap	4,324,812	—	—	4,324,812
Bond funds	3,561,783	—	—	3,561,783
International	2,882,860	—	—	2,882,860
Small cap	2,421,492	—	—	2,421,492

Total mutual funds	40,483,025	—	—	40,483,025

PacWest Bancorp common stock	4,843,283	—	—	4,843,283
Common collective trust fund	—	920,941	—	920,941

Total investments at fair value	$49,339,766	$920,941	$—	$50,260,707

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(4) Fair Value Measurements (Continued)

        The following table presents by level within the fair value hierarchy the Plan's investments at fair value at December 31, 2012:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Retirement Money Market Portfolio	$3,593,283	$—	$—	$3,593,283

Mutual funds:
Blended	9,892,570	—	—	9,892,570
Large cap	9,496,864	—	—	9,496,864
Mid cap	4,358,487	—	—	4,358,487
Bond funds	4,321,681	—	—	4,321,681
International	2,299,422	—	—	2,299,422
Small cap	877,459	—	—	877,459

Total mutual funds	31,246,483	—	—	31,246,483

PacWest Bancorp common stock	2,861,073	—	—	2,861,073
Common collective trust fund	—	652,849	—	652,849

Total investments at fair value	$37,700,839	$652,849	$—	$38,353,688

        The following is a description of the valuation methodologies used for the investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

Retirement Money Market Portfolio

        Retirement Money Market Portfolio funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end, and are classified as Level 1 investments.

Mutual Funds

        Mutual funds are valued at quoted market prices in an exchange and active markets, which represent the net asset values of shares held by the Plan at year-end, and are classified as Level 1 investments.

PacWest Bancorp Common Stock

        PacWest Bancorp common stock held in participant-directed accounts is stated at the fair value as quoted on a recognized securities exchange and is valued at the last reported sales price on the last business day of the Plan year and is classified as a Level 1 investment.

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(4) Fair Value Measurements (Continued)

Common /Collective Trust Fund

        Valued at the net asset value of such fund, after adjustments to reflect all fund investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported in the audited financial statements of the fund.

(5) Fully Benefit-Responsive Investment Contracts

        The Plan offers participants a common collective trust investment option which represents fully-benefit responsive contracts through the Wells Fargo Stable Value Fund M ("SV Fund"). The SV Fund is primarily comprised of investment contracts issued by financial companies including guaranteed investment contracts ("GICs"), separate account GICs ("SICs"), and security backed investment contracts. GICs are issued by insurance companies which guarantee the return of principal and stated rate of return for a specific period of time.

        The SV Fund's contracts are carried at contract value in the participants' account. Participant accounts are credited with interest at a fixed rate that is typically reset quarterly. The rate reset allows the contract value to converge with a fair value of the underlying portfolio over time, assuming the portfolio continues to earn the current yield for a period of time equal to the current portfolio duration.

        Under the contracts, certain events could limit the ability of the Plan to transact at contract value. Such events can include premature termination of the contracts by the Plan or Plan termination. The Company does not believe that occurrence of any such events is probable.

        The SV Fund reserves the right to require twelve-month notice for withdrawal of assets from the Fund initiated by the Plan sponsor. Withdrawals initiated by participants will be honored when received unless payments are being delayed to all SV Fund unit holders, in which event the SV Fund will work with the Plan sponsor to arrive at a mutually agreeable payout structure.

        The average yield earned by the entire SV Fund for all fully benefit-responsive investment contracts, which is calculated by dividing the annualized earnings of all investments in the SV Fund (irrespective of the interest rate credited to participants in the SV Fund) by the fair value of all investments in the Fund, for 2013 and 2012, was 1.36% and 0.94%, respectively. The average yield earned by the entire Fund, with an adjustment to reflect the actual interest rate credited to participants, for 2013 and 2012, was 1.52% and 1.95%, respectively.

(6) Party-in-Interest Transactions

        Certain Plan investments are shares of mutual funds managed by Fidelity Management Trust Company, the Trustee, and therefore, these transactions qualify as party-in-interest transactions. Certain Plan investments are shares of common stock of PacWest Bancorp company stock, and thus, these are party-in-interest transactions.

(7) Income Taxes

        The prototype plan adopted by the Company received a favorable tax determination letter on March 31, 2008, as part of a volume submitter plan from the Internal Revenue Service stating that the

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(7) Income Taxes (Continued)

Plan is qualified under IRC Section 401(a) and that the Plan is exempt from federal income taxes under provisions of Section 501(a). Although the Plan has been amended and restated, the Plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

        GAAP requires plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013, there are no uncertain positions taken or expected to be taken that would require recognition of the liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions and the Plan could be subject to income tax if certain issues were found by the IRS that could result in the disqualification of the Plan's tax-exempt status; however, there are currently no audits for any tax periods in progress.

(8) Reconciliation of Financial Statements to Form 5500

        The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31,
	2013	2012
Net assets available for benefits per the financial statements	$53,109,742	$40,806,178
Less: Employer and participant contributions receivable	(1,454,146)	(1,268,651)

Net assets available for benefits per the Form 5500	$51,655,596	$39,537,527

        The following is a reconciliation of total investments and notes receivable from participants per the financial statements at December 31, 2013 and 2012 to the Form 5500:

	December 31
	2013	2012
Total investments per the financial statements	$50,260,707	$38,353,688
Notes receivable from participants per the financial statements	1,402,208	1,202,238
Adjustment from fair value to contract value per the financial statements	(7,319)	(18,399)

Total investments and notes receivable from participants per the Form 5500	$51,655,596	$39,537,527

PacWest Bancorp 401(k) Plan

Notes to Financial Statements (Continued)

December 31, 2013 and 2012

(8) Reconciliation of Financial Statements to Form 5500 (Continued)

        The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2013 to the Form 5500:

Year Ended December 31, 2013
Increase in net assets available for benefits per the financial statements	$12,303,564
Add: Prior year employer and participant contributions receivable	1,268,651
Less: Current year employer and participant contributions receivable	(1,454,146)

Increase in net assets available for benefits per the Form 5500	$12,118,069

PacWest Bancorp 401(k) Plan

Form 5500 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

Employer Number 33-0885320

Plan Number: 001

December 31, 2013

Identity of issuer, borrower, or similar party		Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Number of shares	Current value(a)
	Cash and cash equivalents:
(b)	Fidelity	Retirement Money Market Portfolio		$4,013,458

		Total cash and cash equivalents		4,013,458

	Mutual funds:
(b)	Fidelity	Contrafund	39,060	3,755,198
(b)	Fidelity	Capital Appreciation Fund	59,964	2,159,734
(b)	Fidelity	Diversified International Fund	78,105	2,882,860
(b)	Fidelity	Freedom K Income Fund	29,549	353,409
(b)	Fidelity	Freedom K 2000 Fund	10,284	125,672
(b)	Fidelity	Freedom K 2005 Fund	4,629	62,214
(b)	Fidelity	Freedom K 2010 Fund	66,930	939,026
(b)	Fidelity	Freedom K 2015 Fund	145,244	2,068,269
(b)	Fidelity	Freedom K 2020 Fund	180,986	2,693,070
(b)	Fidelity	Freedom K 2025 Fund	187,863	2,913,752
(b)	Fidelity	Freedom K 2030 Fund	72,276	1,146,292
(b)	Fidelity	Freedom K 2035 Fund	86,247	1,412,733
(b)	Fidelity	Freedom K 2040 Fund	49,928	822,320
(b)	Fidelity	Freedom K 2045 Fund	25,005	420,088
(b)	Fidelity	Freedom K 2050 Fund	32,720	551,987
(b)	Fidelity	Freedom K 2055 Fund	6,388	77,109
(b)	Fidelity	Intermediate Government Income Fund	81,936	863,604
	Dodge & Cox	Income Fund	19,288	260,965
	American Century	Investment Equity Income Fund	154,023	1,321,519
	Vanguard	Total Bond Market Index Fund	230,797	2,437,214
	Oakmark	Fund Class I	38,530	2,451,678
	American Beacon	Small Cap Value Fund	2,702	73,478
	Artisan	Mid Cap Fund	62,049	2,954,759
	Eagle	Small Cap Growth Fund R6	40,192	2,348,014
	Spartan	Extended Market Index Fund	1,981	105,808
	Spartan	500 Index Fund	32,513	2,129,262
	Perkins	Mid Cap Value Fund T	54,097	1,264,245
	American Funds	Growth Fund of America Class R4	44,212	1,888,746

		Total mutual funds		40,483,025

	Common collective trust fund:
(c)	Wells Fargo	Stable Return Fund	19,145	913,622
	Common stock:
(b)	PacWest Bancorp	Common stock	114,675	4,843,283

		Total investments held at end of year		50,253,388
	Notes receivable from participants:
(b)	The Plan	184 Notes receivable from participants, interest rates from 3.25% to 6.40%		1,402,208

		Total investments and notes receivable from participants at end of year		$51,655,596

(a)
Historical cost information is not required for participant-directed funds.

(b)
Party-in-interest for which statutory exception exists.

(c)
Net of adjustment from fair value to contract value of $7,319.

See Accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PACWEST BANCORP 401(k) PLAN
Date: June 30, 2014	/s/ JEFFREY T. KRUMPOCH Jeffrey T. Krumpoch Authorized Signer 401(k) Plan Committee